UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM C-AR

UNDER THE SECURITIES ACT OF 1933

(Mark one.)

☐ Form C: Offering Statement
☐ Form C-U: Progress Update
☐ Form C/A: Amendment to Offering Statement
  ☐ Check box if Amendment is material and investors must reconfirm within five business days.
☑ Form C-AR: Annual Report
☐ Form C-AR/A: Amendment to Annual Report
☐ Form C-TR: Termination of Reporting

Name of issuer
theCut Inc.

Legal status of issuer

> ***Form***
> Corporation

> ***Jurisdiction of Incorporation/Organization***
> Delaware

> ***Date of organization***
> July 3, 2018

Physical address of issuer
1595 Spring Hill Rd, STE 310, Vienna, VA 22182

Website of issuer
thecut.co

Current number of employees
6

	Most recent fiscal year-end	Prior fiscal year-end
Total Assets	$543,498.52	$47,249.29
Cash & Cash Equivalents	$543,498.52	$47,249.29
Accounts Receivable	$0.00	$0.00
Short-term Debt	$0.00	$0.00
Long-term Debt	$0.00	$0.00
Revenues/Sales	$309,478.42	$69,169.00
Cost of Goods Sold	$244,503.00	$319,241.54
Taxes Paid	$50,541.02	$0.00
Net Income	$14,793.31	-$250,072.54


April 20, 2020

FORM C-AR

theCut Inc.




      This Form C-AR (including the cover page and all exhibits attached hereto, the "Form C-AR) is being furnished by theCut Inc., a Delaware Corporation (the "Company," as well as references to "we," "us," or "our") for the sole purpose of providing certain information about the Company as required by the Securities and Exchange Commission ("SEC").

No federal or state securities commission or regulatory authority has passed upon the accuracy or adequacy of this document. The U.S. Securities and Exchange Commission does not pass upon the accuracy or completeness of any disclosure document or literature. The Company is filing this Form C-AR pursuant to Regulation CF (§ 227.100 et seq.) which requires that it must file a report with the Commission annually and post the report on its website at thecut.co no later than 120 days after the end of each fiscal year covered by the report. The Company may terminate its reporting obligations in the future in accordance with Rule 202(b) of Regulation CF (§ 227.202(b)) by 1) being required to file reports under Section 13(a) or Section 15(d) of the Exchange Act of 1934, as amended, 2) filing at least one annual report pursuant to Regulation CF and having fewer than 300 holders of record, 3) filing annual reports for three years pursuant to Regulation CF and having assets equal to or less than $10,000,000, 4) the repurchase of all the Securities sold pursuant to Regulation CF by the Company or another party, or 5) the liquidation or dissolution of the Company.

The date of this Form C-AR is April 20, 2020.

THIS FORM C-AR DOES NOT CONSTITUTE AN OFFER TO PURCHASE OR SELL SECURITIES.

Forward Looking Statement Disclosure

This Form C-AR and any documents incorporated by reference herein or therein contain forward-looking statements and are subject to risks and uncertainties. All statements other than statements of historical fact or relating to present facts or current conditions included in this Form C-AR are forward-looking statements. Forward-looking statements give the Company's current reasonable expectations and projections relating to its financial condition, results of operations, plans, objectives, future performance and business. You can identify forward-looking statements by the fact that they do not relate strictly to historical or current facts. These statements may include words such as "anticipate," "estimate," "expect," "project," "plan," "intend," "believe," "may," "should," "can have," "likely" and other words and terms of similar meaning in connection with any discussion of the timing or nature of future operating or financial performance or other events.

The forward-looking statements contained in this Form C-AR and any documents incorporated by reference herein or therein are based on reasonable assumptions the Company has made in light of its industry experience, perceptions of historical trends, current conditions, expected future developments and other factors it believes are appropriate under the circumstances. As you read and consider this Form C-AR, you should understand that these statements are not guarantees of performance or results. They involve risks, uncertainties (many of which are beyond the Company's control) and assumptions. Although the Company believes that these forward-looking statements are based on reasonable assumptions, you should be aware that many factors could affect its actual operating and financial performance and cause its performance to differ materially from the performance anticipated in the forward-looking statements. Should one or more of these risks or uncertainties materialize, or should any of these assumptions prove incorrect or change, the Company's actual operating and financial performance may vary in material respects from the performance projected in these forward-looking statements.

Any forward-looking statement made by the Company in this Form C-AR or any documents incorporated by reference herein or therein speaks only as of the date of this Form C-AR. Factors or events that could cause our actual operating and financial performance to differ may emerge from time to time, and it is not possible for the Company to predict all of them. The Company undertakes no obligation to update any forward-looking statement, whether as a result of new information, future developments or otherwise, except as may be required by law.

TABLE OF CONTENTS

About this Form C-AR

You should rely only on the information contained in this Form C-AR. We have not authorized anyone to provide you with information different from that contained in this Form C-AR. You should assume that the information contained in this Form C-AR is accurate only as of the date of this Form C-AR, regardless of the time of delivery of this Form C-AR. Our business, financial condition, results of operations, and prospects may have changed since that date.

Statements contained herein as to the content of any agreements or other document are summaries and, therefore, are necessarily selective and incomplete and are qualified in their entirety by the actual agreements or other documents.

SUMMARY

The following summary is qualified in its entirety by more detailed information that may appear elsewhere in this Form C-AR and the Exhibits hereto.

theCut LLC (the "Company") is a Delaware Corporation, formed on July 3, 2018. The Company was formerly formed as a Virginia limited liability company on Januar 25, 2016 and known as theCut, LLC.

The Company is located at 1595 Spring Hill Rd, STE 310, Vienna, VA 22182.

The Company's website is thecut.co.

The information available on or through our website is not a part of this Form C-AR.

The Business

The Company builds software and technology to modernize the barbershop experience. Barbers can manage payments and schedule appointments with a mobile app, saving them time and money. For clients, we reduce the friction and risk associated with barber & style discovery.

RISK FACTORS

Risks Related to the Company's Business and Industry

Maintaining, extending and expanding our reputation and brand image are essential to our business success.
We seek to maintain, extend, and expand our brand image through marketing investments, including advertising and consumer promotions, and product innovation. Increasing attention on marketing could adversely affect our brand image. It could also lead to stricter regulations and greater scrutiny of marketing practices. Existing or increased legal or regulatory restrictions on our advertising, consumer promotions and marketing, or our response to those restrictions, could limit our efforts to maintain, extend and expand our brands. Moreover, adverse publicity about regulatory or legal action against us could damage our reputation and brand image, undermine our customers' confidence and reduce long-term demand for our products, even if the regulatory or legal action is unfounded or not material to our operations.

In addition, our success in maintaining, extending, and expanding our brand image depends on our ability to adapt to a rapidly changing media environment. We increasingly rely on social media and online dissemination of advertising campaigns. The growing use of social and digital media increases the speed and extent that information or misinformation and opinions can be shared. Negative posts or comments about us, our brands or our products on social or digital media, whether or not valid, could seriously damage our brands and reputation. If we do not establish, maintain, extend and expand our brand image, then our product sales, financial condition and results of operations could be adversely affected.

In order for the Company to compete and grow, it must attract, recruit, retain and develop the necessary personnel who have the needed experience.
Recruiting and retaining highly qualified personnel is critical to our success. These demands may require us to hire additional personnel and will require our existing management personnel to develop additional expertise. We face intense competition for personnel. The failure to attract and retain personnel or to develop such expertise could delay or halt the development and commercialization of our product candidates. If we experience difficulties in hiring and retaining personnel in key positions, we could suffer from delays in product development, loss of customers and sales and diversion of management resources, which could adversely affect operating results. Our consultants and advisors may be employed by third parties and may have commitments under consulting or advisory contracts with third parties that may limit their availability to us.

The Company's success depends on the experience and skill of the board of directors, its executive officers and key employees.

In particular, the Company is dependent on Obi Omile Jr. and Kush Patel, the CEO and CTO, and directors of the Company respectively. The Company has or intends to enter into employment agreements with Obi Omile Jr. and Kush Patel although there can be no assurance that it will do so or that they will continue to be employed by the Company for a particular period of time. The loss of Obii Mile Jr. or Kush Patel or any member of the board of directors or executive officer could harm the Company's business, financial condition, cash flow and results of operations.

Although dependent on certain key personnel, the Company does not have any key man life insurance policies on any such people.

The Company is dependent on Obi Omile Jr and Kush Patel in order to conduct its operations and execute its business plan, however, the Company has not purchased any insurance policies with respect to those individuals in the event of their death or disability. Therefore, in any of Obi Omile Jr and Kush Patel die or become disabled, the Company will not receive any compensation to assist with such person's absence. The loss of such person could negatively affect the Company and its operations.

The collection, processing, storage, use and disclosure of personal data could give rise to liabilities as a result of governmental regulation, conflicting legal requirements or differing views of personal privacy rights.

We receive, collect, process, transmit, store and use a large volume of personally identifiable information and other sensitive data from customers and potential customers. There are federal, state and foreign laws regarding privacy, recording telephone calls and the storing, sharing, use, disclosure and protection of personally identifiable information and sensitive data. Specifically, personally identifiable information is increasingly subject to legislation and regulations to protect the privacy of personal information that is collected, processed and transmitted. Any violations of these laws and regulations may require us to change our business practices or operational structure, address legal claims and sustain monetary penalties and/or other harms to our business.

The regulatory framework for privacy issues in the United States and internationally is constantly evolving and is likely to remain uncertain for the foreseeable future. The interpretation and application of such laws is often uncertain, and such laws may be interpreted and applied in a manner inconsistent with our current policies and practices or require changes to the features of our platform. If either we or our third party service providers are unable to address any privacy concerns, even if unfounded, or to comply with applicable laws and regulations, it could result in additional costs and liability, damage our reputation and harm our business.

The development and commercialization of our current product are highly competitive.

We face competition with respect to today's market offering, however, we will seek to develop or commercialize new products in the future. Our competitors include some companies worldwide. Many of our competitors have significantly greater financial, technical and human resources than we have and but lack expertise in research and development and marketing approved software products to this specific market. Yet, they may be better equipped than us to develop and commercialize a mobile software schedule app. These competitors also compete with us in recruiting and retaining qualified personnel and acquiring technologies. Smaller or early-stage companies may also prove to be significant competitors, particularly through collaborative arrangements with large and established companies. Accordingly, our competitors may commercialize products more rapidly or effectively than we are able to, which would adversely affect our competitive position, the likelihood that our mobile platform will achieve initial market acceptance and our ability to generate meaningful additional revenues from our products.

We must correctly predict, identify, and interpret changes in consumer preferences and demand, offer new products to meet those changes, and respond to competitive innovation.
Consumer preferences our products change continually. Our success depends on our ability to predict, identify, and interpret the tastes and habits of consumers and to offer products that appeal to consumer preferences. If we do not offer products that appeal to consumers, our sales and market share will decrease. We must distinguish between short-term fads, mid-term trends, and long-term changes in consumer preferences. If we do not accurately predict which shifts in consumer preferences will be long-term, or if we fail to introduce new and improved products to satisfy those preferences, our sales could decline. If we fail to expand our product offerings successfully across product categories, or if we do not rapidly develop products in faster growing and more profitable categories, demand for our products could decrease, which could materially and adversely affect our product sales, financial condition, and results of operations.

In addition, achieving growth depends on our successful development, introduction, and marketing of innovative new products and line extensions. Successful innovation depends on our ability to correctly anticipate customer and consumer acceptance, to obtain, protect and maintain necessary intellectual property rights, and to avoid infringing the intellectual property rights of others and failure to do so could compromise our competitive position and adversely impact our business.

We plan to implement new lines of business or offer new products and services within existing lines of business.
There are substantial risks and uncertainties associated with these efforts, particularly in instances where the markets are not fully developed. In developing and marketing new lines of business and/or new products and services, we may invest significant time and resources. Initial timetables for the introduction and development of new lines of business and/or new products or services may not be achieved and price and profitability targets may not prove feasible. We may not be successful in introducing new products and services in response to industry trends or developments in technology, or those new products may not achieve market acceptance. As a result, we could lose business, be forced to price products and services on less advantageous terms to retain or attract clients, or be subject to cost increases. As a result, our business, financial condition or results of operations may be adversely affected.

Negative public opinion could damage our reputation and adversely affect our business.
Reputation risk, or the risk to our business from negative public opinion, is inherent in our business. Negative public opinion can result from our actual or alleged conduct in any number of activities, including [lending and debt collection practices, corporate governance, and actions taken by government regulators and community organizations in response to those activities]. Negative public opinion can also result from media coverage, whether accurate or not. Negative

public opinion can adversely affect our ability to attract and retain customers and employees and can expose us to litigation and regulatory action.

We are subject to income taxes as well as non-income based taxes, such as payroll, sales, use, value-added, net worth, property and goods and services taxes, in both the U.S.
Significant judgment is required in determining our provision for income taxes and other tax liabilities. In the ordinary course of our business, there are many transactions and calculations where the ultimate tax determination is uncertain. Although we believe that our tax estimates are reasonable: (i) there is no assurance that the final determination of tax audits or tax disputes will not be different from what is reflected in our income tax provisions, expense amounts for non-income based taxes and accruals and (ii) any material differences could have an adverse effect on our financial position and results of operations in the period or periods for which determination is made.

Our epay and money transfer businesses may be susceptible to fraud and/or credit risks occurring at the retailer and/or consumer level, which could adversely affect our business.
We contract with retailers that accept payment on our behalf, which we then transfer to a trust or other operating account for payment to content providers. In the event a retailer does not transfer to us payments that it receives for prepaid content sales, whether as a result of fraud, insolvency, billing delays or otherwise, we are responsible to the content provider for the cost of the product sold. We can provide no assurance that retailer fraud or insolvency will not increase in the future or that any proceeds we receive under our credit enhancement insurance policies will be adequate to cover losses resulting from retailer fraud, which could have a material adverse effect on our business, financial condition and results of operations.

We are not subject to Sarbanes-Oxley regulations and lack the financial controls and safeguards required of public companies.
We do not have the internal infrastructure necessary, and are not required, to complete an attestation about our financial controls that would be required under Section 404 of the Sarbanes-Oxley Act of 2002. There can be no assurance that there are no significant deficiencies or material weaknesses in the quality of our financial controls. We expect to incur additional expenses and diversion of management's time if and when it becomes necessary to perform the system and process evaluation, testing and remediation required in order to comply with the management certification and auditor attestation requirements.

Our failure to deliver high quality server solutions could damage our reputation and diminish demand for our products, and subject us to liability.
Our customers require our products to perform at a high level, contain valuable features and be extremely reliable. The design of our server solutions is sophisticated and complex, and the process for manufacturing, assembling and testing our server solutions is challenging. Occasionally, our design or manufacturing processes may fail to deliver products of the quality that our customers require. For example, a vendor may provide us with a defective component that failed under certain heavy use applications. As a result, our product would need to be repaired. The vendor may agree to pay for the costs of the repairs, but we may incur costs in connection with the recall and diverted resources from other projects. New flaws or limitations in our products may be detected in the future. Part of our strategy is to bring new products to

market quickly, and first-generation products may have a higher likelihood of containing undetected flaws. If our customers discover defects or other performance problems with our products, our customers' businesses, and our reputation, may be damaged. Customers may elect to delay or withhold payment for defective or underperforming products, request remedial action, terminate contracts for untimely delivery, or elect not to order additional products. If we do not properly address customer concerns about our products, our reputation and relationships with our customers may be harmed. In addition, we may be subject to product liability claims for a defective product. Any of the foregoing could have an adverse effect on our business and results of operations.

We may face competition from other companies that offer smart card technology, other innovative payment technologies and payment processing, which could result in loss of our existing business and adversely impact our ability to successfully market additional products and services.

Our primary competitors in the payment processing market include other independent processors, as well as financial institutions, independent sales organizations, and, potentially card networks. Many of our competitors are companies who are larger than we are and have greater financial and operational resources than we have. These factors may allow them to offer better pricing terms or incentives to customers, which could result in a loss of our potential or current customers or could force us to lower our prices as well. Either of these actions could have a significant effect on our revenues and earnings.

In addition to competition that our system faces from the use of cash, checks, credit and debit cards, existing payment systems and the providers of financial services and low cost bank accounts, there are a number of other products that use smart card technology in connection with a funds transfer system. During the past several years, smart card technology has become increasingly prevalent. We believe that the most competitive product in this marketplace is EMV, a system that is promoted by most of the major card companies such as Visa, MasterCard, JCB and American Express. Also, governments and financial institutions are, to an increasing extent, implementing general-purpose reloadable prepaid cards as a low-cost alternative to provide financial services to the unbanked population. Moreover, while we see the acceptance over time of using a mobile phone to facilitate financial services as an opportunity, there is a risk that other companies will be able to introduce such services to the marketplace successfully and that customers may prefer those services to ours, based on technology, price or other factors.

Failure to obtain new clients or renew client contracts on favorable terms could adversely affect results of operations.

We may face pricing pressure in obtaining and retaining our clients. Our clients may be able to seek price reductions from us when they renew a contract, when a contract is extended, or when the client's business has significant volume changes. They may also reduce services if they decide to move services in-house. On some occasions, this pricing pressure results in lower revenue from a client than we had anticipated based on our previous agreement with that client. This reduction in revenue could result in an adverse effect on our business and results of operations.

Further, failure to renew client contracts on favorable terms could have an adverse effect on our business. Our contracts with clients generally run for several years and include liquidated damage provisions that provide for early termination fees. Terms are generally renegotiated prior to the end of a contract's term. If we are not successful in achieving a high rate of contract renewals on favorable terms, our business and results of operations could be adversely affected.

Our business could be negatively impacted by cyber security threats, attacks and other disruptions.

Like others in our industry, we continue to face advanced and persistent attacks on our information infrastructure where we manage and store various proprietary information and sensitive/confidential data relating to our operations. These attacks may include sophisticated malware (viruses, worms, and other malicious software programs) and phishing emails that attack our products or otherwise exploit any security vulnerabilities. These intrusions sometimes may be zero-day malware that are difficult to identify because they are not included in the signature set of commercially available antivirus scanning programs. Experienced computer programmers and hackers may be able to penetrate our network security and misappropriate or compromise our confidential information or that of our customers or other third-parties, create system disruptions, or cause shutdowns. Additionally, sophisticated software and applications that we produce or procure from third-parties may contain defects in design or manufacture, including "bugs" and other problems that could unexpectedly interfere with the operation of the information infrastructure. A disruption, infiltration or failure of our information infrastructure systems or any of our data centers as a result of software or hardware malfunctions, computer viruses, cyber attacks, employee theft or misuse, power disruptions, natural disasters or accidents could cause breaches of data security, loss of critical data and performance delays, which in turn could adversely affect our business.

Industry consolidation may result in increased competition, which could result in a loss of customers or a reduction in revenue.

Some of our competitors have made or may make acquisitions or may enter into partnerships or other strategic relationships to offer more comprehensive services than they individually had offered or achieve greater economies of scale. In addition, new entrants not currently considered to be competitors may enter our market through acquisitions, partnerships or strategic relationships. We expect these trends to continue as companies attempt to strengthen or maintain their market positions. The potential entrants may have competitive advantages over us, such as greater name recognition, longer operating histories, more varied services and larger marketing budgets, as well as greater financial, technical and other resources. The companies resulting from combinations or that expand or vertically integrate their business to include the market that we address may create more compelling service offerings and may offer greater pricing flexibility than we can or may engage in business practices that make it more difficult for us to compete effectively, including on the basis of price, sales and marketing programs, technology or service functionality. These pressures could result in a substantial loss of our customers or a reduction in our revenue.

We are subject to rapid technological change and dependence on new product development.

Our industry is characterized by rapid and significant technological developments, frequent new product introductions and enhancements, continually evolving business expectations and swift changes. To compete effectively in such markets, we must continually improve and enhance its products and services and develop new technologies and services that incorporate technological advances, satisfy increasing customer expectations and compete effectively on the basis of performance and price. Our success will also depend substantially upon our ability to anticipate, and to adapt our products and services to our collaborative partner's preferences. There can be no assurance that technological developments will not render some of our products and services obsolete, or that we will be able to respond with improved or new products, services, and technology that satisfy evolving customers' expectations. Failure to acquire, develop or introduce new products, services, and enhancements in a timely manner could have an adverse effect on our business and results of operations. Also, to the extent one or more of our competitors introduces products and services that better address a customer's needs, our business would be adversely affected.

Our operating results may fluctuate due to factors that are difficult to forecast and not within our control.
Our past operating results may not be accurate indicators of future performance, and you should not rely on such results to predict our future performance. Our operating results have fluctuated significantly in the past, and could fluctuate in the future. Factors that may contribute to fluctuations include:

* changes in aggregate capital spending, cyclicality and other economic conditions, or domestic and international demand in the industries we serve;

* our ability to effectively manage our working capital;

* our ability to satisfy consumer demands in a timely and cost-effective manner;

* pricing and availability of labor and materials;

* our inability to adjust certain fixed costs and expenses for changes in demand;

* shifts in geographic concentration of customers, supplies and labor pools; and

* seasonal fluctuations in demand and our revenue.

Our regulatory compliance programs and other enterprise risk management efforts cannot eliminate all systemic risk.
We have devoted significant time and energy to develop our enterprise risk management program, including substantially expanded regulatory compliance policies and procedures. We expect to continue to do so in the future. The goal of enterprise risk management is not to eliminate all risk, but rather to identify, assess and rank risk. The goal of regulatory compliance policies is to have formal written procedures in place that are intended to reduce the risk of inadvertent regulatory violations. Nonetheless, our efforts to identify, monitor and manage risks may not be fully effective. Many of our methods of managing risk and exposures depend upon the implementation of federal and state regulations and other policies or procedures affecting our customers or employees. Management of operational, legal and regulatory risks requires, among other things, policies and procedures, and these policies and procedures may not be fully effective in managing these risks.

While many of the risks that we monitor and manage are described in this Risk Factors section of this Form C-AR, our business operations could also be affected by additional factors that are not presently described in this section or known to us or that we currently consider immaterial to our operations.

If our payment processors and disbursement partners experience an interruption in service, our business and revenue would be harmed.

Our payment processors and disbursement partners have experienced service outages or an inability to connect with our processing systems and this may reoccur in the future. If a payment processor experiences a service outage or service interruption that results in our being unable to collect funds from customers, our liquidity could be harmed and we may not meet our capital requirements. We do not directly access the ACH system or payment card networks such as Visa and MasterCard, which systems enable our acceptance of bank account-funded transactions, credit cards and debit cards. As a result, we rely on banks and other payment processors and disbursement partners to process transactions. In the event of service outages in the payment card or ACH networks, or if our payment processors or disbursement partners were unable to access the payment card or ACH networks, our business would be harmed.

If we fail to attract and retain enough sufficiently trained customer service associates and other personnel to support our operations, our business and results of operations will be seriously harmed.

We rely on customer service associates, and our success depends to a significant extent on our ability to attract, hire, train and retain qualified customer service associates. Companies in our industry, including us, experience high employee attrition. A significant increase in the attrition rate among our customer service associates could decrease our operating efficiency and productivity. Our failure to attract, train and retain customer service associates with the qualifications necessary to fulfill the needs of our existing and future clients would seriously harm our business and results of operations.

Our ability to sell our products and services is dependent on the quality of our technical support services, and our failure to offer high quality technical support services would have a material adverse effect on our sales and results of operations.

Once our products are deployed within our end-customers' operations, end-customers depend on our technical support services to resolve any issues relating to these products. If we do not effectively assist our customers in deploying these products, succeed in helping our customers quickly resolve post-deployment issues, and provide effective ongoing support, our ability to sell additional products and services to existing customers would be adversely affected and our reputation with potential customers could be damaged. As a result, our failure to maintain high quality support services would have an adverse effect on our business and results of operations.

We may be adversely affected by cyclicality, volatility or an extended downturn in the United States or worldwide economy, or in or related to the industries we serve.

Our revenues are generated primarily from servicing customers. Therefore, our operating results, business and financial condition could be significantly harmed by an extended economic downturn or future downturns, especially in regions or industries where our operations are heavily concentrated. Further, we may face increased pricing pressures during such periods as customers seek to use lower cost services, which may adversely affect our financial condition and results of operations.

In addition to the risks listed above, businesses are often subject to risks not foreseen or fully appreciated by the management. It is not possible to foresee all risks that may affect us. Moreover, the Company cannot predict whether the Company will successfully effectuate the Company's current business plan. Each prospective Purchaser is encouraged to carefully analyze the risks and merits of an investment in the Securities and should take into consideration when making such analysis, among other, the Risk Factors discussed above.

BUSINESS

Description of the Business

The Company builds software and technology to modernize the barbershop experience. Barbers can manage payments and schedule appointments with a mobile app, saving them time and money. For clients, we reduce the friction and risk associated with barber & style discovery.

Business Plan

Historically men's grooming has been an arduous task, however, technology is rapidly changing a slow-moving industry. At theCut we are reimagining men's style and grooming. By connecting barbers and clients we are reshaping the barbershop experience, making it easier to look and feel confident. Clients can spend up to 3 hrs waiting in their local barbershop waiting to get their hair cut. Barbers can lose up to 10 hrs a month in productivity managing appointments by calls and text. In the US 65 million men get their haircut every month. Our initial focus is on the 21 million people of color visiting barber shops twice a month. We've built an intuitive mobile platform that seamlessly integrates into the barbershop experience. Today, barbers can use it as a management tool optimizing their business. For clients, they're provided the convenience of scheduling and grooming related transactions. As our product evolves we'll introduce a marketplace to make purchasing grooming products more relevant and convenient. The segment of barbershops we're focusing on generates over $5 billion dollars every year. In addition, men nationwide spent just over $20 billion dollars on grooming products in 2016 and that number is expected to increase every year. As we grow and expand into different business segments we will drive transactions and e-commerce through our platform. theCut launched in May of 2017 and today we have 1,300,000+ users and have booked over 12 million appointments. We're helping more than 50,000 barbers grow their business. More than 100,000 clients are booking an appointment every week. Whereas many of our competitions are building booking software for beauty & female-dominated professions, at theCut we're building a technology platform that extends beyond appointments. We're curating a vast database of coveted users that many related industries would like access to, building an incredibly targeted and relevant distribution arm. The affinity towards cash transactions and increased scrutiny of online transactions due to fraud may slow the adoption of our Mobile Pay feature. As well as regulations on licenses for beauty professionals may deter barbers from joining the platform. Our target users are highly engaged online. Referral campaigns will generate word of mouth building a grassroots campaign. A combination of creative social media campaigns, industry partnerships, and local brand ambassadors will help us gain traction in the market. We will build a brand that our community can identify with.

History of the Business

The Company's Products and/or Services

Product / Service	Description	Current Market
A mobile platform providing management services.	The app gives professionals the ability to manage payments and appointments with clients. Those clients now have the convenience of 24/7 booking and mobile payments.	We're initially targeting the 21M+ American men of color who visit barbershops every month and the barbers who service them.

We're constantly learning and innovating our product. Currently, we offer scheduling and payment services. In the next year, we expect to introduce a marketplace to distribute products to our users.

We offer our product/services direct to consumer via our website and social media accounts. We also attend industry trade shows to reach customers. Strategic partnerships and new advertising channels will expand our distribution.

Competition

The Company's primary competitors are Styleseat, Booksy, and Squire.

We operate in an emerging and competitive market. We face significant competition from the larger incumbents. Today the core product offers similar functionality however the branding, design, customer service, and price are areas where we excel. Some of our competitors have greater financial resources and personnel however, we're still building a brand despite our disadvantages. Our success will depend on the additional value and brand we're able to create for our community.

Supply Chain and Customer Base

People are our most important asset. Recruiting the best talent, with highly specialized skills who understand the demographic will be paramount. Top recruits will drive our innovation and differentiation.

The Company's customers are all members of the barbershop ecosystem. We build software for the small/medium sized barbershops and independent contractors who work there. The platform also caters to urban millennials who visit barbershops at least once a month.

Intellectual Property

Trademarks

Application or Registration #	Goods / Services	Mark	File Date	Registration Date	Country
87621338	Class 009. First Use: 2016/05/00 First Use In Commerce: 2016/05/00 All goods and services in the class are opposed, namely: Downloadable mobile application for booking and managing appointments; Downloadable mobile application for paying for appointments	THE CUT	September 25, 2017	March 13, 2018	United States

Governmental/Regulatory Approval and Compliance

Many states have laws requiring barbers and other grooming professionals to be licensed by the state board. The added visibility our platform produces could deter those barbers who are not currently licensed. The various state governments could eventually implement new regulations that make it harder to become a barber.

Litigation

There are no existing legal suits pending, or to the Company's knowledge, threatened, against the Company.

Other

The Company's principal address is 1595 Spring Hill Rd, STE 310, Vienna, VA 22182

The Company conducts business in all U.S. states.

DIRECTORS, OFFICERS AND EMPLOYEES

Directors

The directors or managers of the Company are listed below along with all positions and offices held at the Company and their principal occupation and employment responsibilities for the past three (3) years and their educational background and qualifications.

Name

Obi Omile Jr

All positions and offices held with the Company and date such position(s) was held with start and ending dates

CEO & Director: January 25, 2016 - present

Principal occupation and employment responsibilities during at least the last three (3) years with start and ending dates

Software Developer, Accenture: November 2015-May 2016
Software Analyst, ConceptPlus: August 2015-November 2015
iOS Developer, Wells Fargo: November 2014- May 2015

Education

BBA Economics concentration in Finance, James Madison University

Name

Kush Patel

All positions and offices held with the Company and date such position(s) was held with start and ending dates

CTO & Director: January 25, 2016- present

Principal occupation and employment responsibilities during at least the last three (3) years with start and ending dates

Software Engineer, Yahoo: August 2014-August 2015
Software Engineer, Microsoft: Summer 2012 & 2013

Education

BS Mechanical Engineering, minor in Computer Science, University of Virginia

Officers

The officers of the Company are listed below along with all positions and offices held at the Company and their principal occupation and employment responsibilities for the past three (3) years and their educational background and qualifications.

Name

Obi Omile Jr

All positions and offices held with the Company and date such position(s) was held with start and ending dates

CEO & Director: January 25, 2016 - present

Principal occupation and employment responsibilities during at least the last three (3) years with start and ending dates

Software Developer, Accenture: November 2015-May 2016
Software Analyst, ConceptPlus: August 2015-November 2015
iOS Developer, Wells Fargo: November 2014- May 2015

Education

BBA Economics concentration in Finance, James Madison University

Name

Kush Patel

All positions and offices held with the Company and date such position(s) was held with start and ending dates

CTO & Director: January 25, 2016- present

Principal occupation and employment responsibilities during at least the last three (3) years with start and ending dates

Software Engineer, Yahoo: August 2014-August 2015
Software Engineer, Microsoft: Summer 2012 & 2013

Education

BS Mechanical Engineering, minor in Computer Science, University of Virginia

Indemnification

Indemnification is authorized by the Company to directors, officers or controlling persons acting in their professional capacity pursuant to Delaware law. Indemnification includes expenses such as attorney's fees and, in certain circumstances, judgments, fines and settlement amounts actually paid or incurred in connection with actual or threatened actions, suits or proceedings involving such person, except in certain circumstances where a person is adjudged to be guilty of gross negligence or willful misconduct, unless a court of competent jurisdiction determines that such indemnification is fair and reasonable under the circumstances.

Employees

The Company currently has 6 employees in Virginia, United States.

The Company has the following employment/labor agreements in place:

Employee	Description	Effective Date	Termination Date
Dagmawi Zelalem	Employee	April 4, 2017	At Will
Xavier Brizuela	Employee	July 1, 2018	At Will
Zachary Smith	Employee	April 6, 2020	At Will
Martin Membreno	Intern	January 1, 2019	At Will

CAPITALIZATION AND OWNERSHIP

Capitalization

The Company has issued the following outstanding Securities:

Type of security	Common Stock
Amount outstanding	7,978,723
Voting Rights	Yes
Anti-Dilution Rights	No

Type of security	SAFE (Simple Agreement for Future Equity)
Amount outstanding	9
Voting Rights	No
Anti-Dilution Rights	No

Type of security	Units of Crowd SAFE (Simple Agreement for Future Equity)
Amount outstanding	421
Voting Rights	No
Anti-Dilution Rights	No

The Company does not have any debt currently outstanding

The total amount of outstanding debt of the company is $0.00.

The Company has conducted the following prior Securities offerings in the past three years:

Security Type	Number Sold	Money Raised	Use of Proceeds	Offering Date	Exemption from Registration Used or Public Offering
Crowd SAFE (Simple Agreement for Future Equity)	421	$93,852.77	Marketing and Operations	March 1, 2018	Regulation CF
SAFE (Simple Agreement for Future Equity)	7	$85,000.00	Marketing and Operations	August 1, 2017	Regulation D

Ownership

A majority of the Company is owned by a few people. Those people are Obi Omile Jr and Kush Patel.

Below the beneficial owners of 20% percent or more of the Company's outstanding voting equity securities, calculated on the basis of voting power, are listed along with the amount they own.

Name	Percentage Owned
Obi Omile Jr	42.7%
Kush Patel	42.7%

FINANCIAL INFORMATION

Please see the financial information listed on the cover page of this Form C-AR and attached hereto in addition to the following information. Financial statements are attached hereto as Exhibit A.

Operations

The Company intends to achieve profitability in the next 12 months by monetizing the platform. The company will begin focusing on driving transaction volume through the platform as well as offer a paid premium version of the platform for its clients.

Liquidity and Capital Resources

On March 1, 2018, the Company conducted an offering pursuant to Regulation CF and raised $93,852.77.

The Company has the following sources of capital in addition to the proceeds from the Regulation CF Offering:
Funds raised through issuance of SAFEs to angel investors.

Capital Expenditures and Other Obligations

The Company does not intend to make any material capital expenditures in the future.

Material Changes and Other Information

Trends and Uncertainties

The financial statements are an important part of this Form C-AR and should be reviewed in their entirety. The financial statements of the Company are attached hereto as Exhibit A.

Restrictions on Transfer

Any Securities sold pursuant to Regulation CF being offered may not be transferred by any Investor of such Securities during the one-year holding period beginning when the Securities were issued, unless such Securities are transferred: 1) to the Company, 2) to an accredited investor, as defined by Rule 501(d) of Regulation D promulgated under the Securities Act, 3) as part of an IPO or 4) to a member of the family of the Investor or the equivalent, to a trust controlled by the Investor, to a trust created for the benefit of a member of the family of the Investor or the equivalent, or in connection with the death or divorce of the Investor or other similar circumstances. "Member of the family" as used herein means a child, stepchild, grandchild, parent, stepparent, grandparent, spouse or spousal equivalent, sibling, mother/father/daughter/son/sister/brother-in-law, and includes adoptive relationships. Remember that although you may legally be able to transfer the Securities, you may not be able to find another party willing to purchase them.

In addition to the foregoing restrictions, prior to making any transfer of the Securities or any Securities into which they are convertible, such transferring Investor must either make such transfer pursuant to an effective registration statement filed with the SEC or provide the Company with an opinion of counsel stating that a registration statement is not necessary to effect such transfer.

In addition, the Investor may not transfer the Securities or any Securities into which they are convertible to any of the Company's competitors, as determined by the Company in good faith.

Furthermore, upon the event of an IPO, the capital stock into which the Securities are converted will be subject to a lock-up period and may not be sold for up to 180 days following such IPO.

TRANSACTIONS WITH RELATED PERSONS AND CONFLICTS OF INTEREST

Related Person Transactions

From time to time the Company may engage in transactions with related persons. Related persons are defined as any director or officer of the Company; any person who is the beneficial owner of 10 percent or more of the Company's outstanding voting equity securities, calculated on the basis of voting power; any promoter of the Company; any immediate family member of any of the foregoing persons or an entity controlled by any such person or persons.

The Company has conducted the following transactions with related persons:

Conflicts of Interest

To the best of our knowledge the Company has not engaged in any transactions or relationships, which may give rise to a conflict of interest with the Company, its operations or its security holders.

OTHER INFORMATION

The Company has not failed to comply with the ongoing reporting requirements of Regulation CF § 227.202 in the past.

Bad Actor Disclosure

The Company is not subject to any Bad Actor Disqualifications under any relevant U.S. securities laws.

SIGNATURE

Pursuant to the requirements of Sections 4(a)(6) and 4A of the Securities Act of 1933 and Regulation Crowdfunding (§ 227.100 et seq.), the issuer certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form C-AR and has duly caused this Form to be signed on its behalf by the duly authorized undersigned.

The issuer also certifies that the attached financial statements are true and complete in all material respects.

/s/Obi Omile Jr
(Signature)

Obi Omile Jr
(Name)

CEO
(Title)

Pursuant to the requirements of Sections 4(a)(6) and 4A of the Securities Act of 1933 and Regulation Crowdfunding (§ 227.100 et seq.), this Form C-AR has been signed by the following persons in the capacities and on the dates indicated.

/s/Obi Omile Jr
(Signature)

Obi Omile Jr
(Name)

CEO
(Title)

4/20/2020
(Date)

Instructions.

1.   The form shall be signed by the issuer, its principal executive officer or officers, its principal financial officer, its controller or principal accounting officer and at least a majority of the board of directors or persons performing similar functions.

2.   The name of each person signing the form shall be typed or printed beneath the signature.

Intentional misstatements or omissions of facts constitute federal criminal violations. See 18 U.S.C. 1001.

I, Obi Omile Jr, being the founder of theCut LLC, a Corporation (the "Company"), hereby certify as of this that:

(i) the accompanying unaudited financial statements of the Company, which comprise the balance sheet as of December 31, 2019 and the related statements of income (deficit), stockholder's equity and cash flows for the year ended December 31, 2019, and the related noted to said financial statements (collectively, the "Financial Statement"), are true and complete in all material respects; and

(ii) while the Company has not yet filed tax returns for the year ending December 31, 2019, any tax return information in the Financial Statements reflects accurately the information that would be reported in such tax returns.

/s/Obi Omile Jr
(Signature)

Obi Omile Jr
(Name)

CEO
(Title)

4/20/2020
(Date)

EXHIBITS

Exhibit A   Financial Statements

EXHIBIT A

Financial Statements

theCut

BALANCE SHEET
As of December 31, 2019

	TOTAL
ASSETS	
Current Assets	
Bank Accounts	
Checking	10,881.38
INC Checking	495,182.66
Total Bank Accounts	**$506,064.04**
Other Current Assets	
Uncategorized Asset	37,434.48
Total Other Current Assets	**$37,434.48**
Total Current Assets	**$543,498.52**
TOTAL ASSETS	**$543,498.52**
LIABILITIES AND EQUITY	
Liabilities	
Current Liabilities	
Credit Cards	
8023 (8023)	-70.73
Total Credit Cards	**$ -70.73**
Other Current Liabilities	
Director's Current Account	32,301.00
Total Other Current Liabilities	**$32,301.00**
Total Current Liabilities	**$32,230.27**
Total Liabilities	**$32,230.27**
Equity	
Opening Balance Equity	501,276.04
Owner's Investment	68,951.51
Owner's Pay & Personal Expenses	-2,978.03
Retained Earnings	-250,072.58
Stock	798.00
Stock Premium	178,500.00
Net Income	14,793.31
Total Equity	**$511,268.25**
TOTAL LIABILITIES AND EQUITY	**$543,498.52**

theCut

PROFIT AND LOSS
January 2017 - December 2019

	JAN - DEC 2017	JAN - DEC 2018	JAN - DEC 2019	TOTAL
Income				
Sales	187.23	26,410.39	125,815.61	$152,413.23
Sales of Product Income	0.00	5,000.59	182,635.20	$187,635.79
Uncategorized Income	0.00	1,156.24	1,027.61	$2,183.85
Total Income	**$187.23**	**$32,567.22**	**$309,478.42**	**$342,232.87**
Cost of Goods Sold				
Cost of Goods Sold	0.00	3,172.96	141.81	$3,314.77
Total Cost of Goods Sold	**$0.00**	**$3,172.96**	**$141.81**	**$3,314.77**
GROSS PROFIT	**$187.23**	**$29,394.26**	**$309,336.61**	**$338,918.10**
Expenses				
Advertising & Marketing	8,021.48	105,844.57	59,829.07	$173,695.12
Bank Charges & Fees	1.95	705.75	2,804.79	$3,512.49
Car & Truck	0.00	41.53	161.20	$202.73
Contractors	0.00	7,310.29	251.00	$7,561.29
Fraud	0.00	7,767.87	2,235.26	$10,003.13
Insurance	25.00	1,801.11	15,669.61	$17,495.72
Interest Paid	105.73	915.81	213.04	$1,234.58
Legal & Professional Services	0.00	37,265.53	14,988.19	$52,253.72
Meals & Entertainment	361.62	28,499.81	17,855.84	$46,717.27
Office Supplies & Software	479.20	15,786.74	9,495.33	$25,761.27
Other Business Expenses	75.25	11,237.50	706.98	$12,019.73
Payroll Expenses	0.00	20,589.75	98,049.36	$118,639.11
Reimbursable Expenses	0.00	50.02	788.85	$838.87
Rent & Lease	0.00	22,937.27	1,796.00	$24,733.27
Repairs & Maintenance	0.00	50.77	0.00	$50.77
Research	0.00	111.00	0.00	$111.00
Software	0.00	360.00	1,547.63	$1,907.63
Subscriptions	0.00	1,061.00	511.00	$1,572.00
Taxes & Licenses	25.00	-508.32	50,541.02	$50,057.70
Telephone	0.00	641.00	0.00	$641.00
Travel	712.49	16,219.96	14,216.71	$31,149.16
Uncategorized Expense	20.00	160.84	2,842.42	$3,023.26
Utilities	119.55	617.00	40.00	$776.55
Total Expenses	**$9,947.27**	**$279,466.80**	**$294,543.30**	**$583,957.37**
NET OPERATING INCOME	**$ -9,760.04**	**$ -250,072.54**	**$14,793.31**	**$ -245,039.27**
NET INCOME	**$ -9,760.04**	**$ -250,072.54**	**$14,793.31**	**$ -245,039.27**